

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2018

José Antonio de Almeida Filippo
Executive Vice-President and Chief Financial Officer
Embraer S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos
São Paulo
Brazil

    Re: Embraer, S.A.
       Form 20-F for the Year Ended December 31, 2017
       Filed March 23, 2018
       File No. 001-15102

Dear Mr. de Almeida Filippo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Division of Corporation Finance
                                Office of Transportation and Leisure